Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16

of the Securities Exchange Act of 1934

May 2019

Aegon N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s press release, dated May 17, 2019, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aegon N.V.
(Registrant)

Date: May 20, 2019	By	/s/ J.O. van Klinken
J.O. van Klinken
Executive Vice President and General Counsel

The Hague – May 17, 2019

Annual Meeting of Shareholders adopts all resolutions

Aegon N.V.’s Annual General Meeting of Shareholders (AGM) on May 17, 2019, has approved all resolutions on the agenda, including adoption of the Annual Accounts of Aegon N.V. for the financial year 2018.

Shareholders approved the proposal to reappoint Alex Wynaendts as Chief Executive Officer of Aegon for another term of four years. Shareholders also approved the proposal to reappoint Ben Noteboom as a member of the Supervisory Board for another term of four years.

The final dividend for 2018 of EUR 0.15 per common share has been approved by shareholders, resulting in a total dividend for the financial year 2018 of EUR 0.29 per common share. The final dividend will be paid in cash or stock at the election of the shareholder. The value of the stock dividend will be approximately equal to the cash dividend.

The stock fraction will be based on the average share price on Euronext Amsterdam from June 10 until June 14, 2019. The dividend will be paid on Friday June 21, 2019. The dividend schedule can be found on aegon.com.

The full details of the resolutions approved during the AGM can be found in the AGM archive on aegon.com.

About Aegon

Aegon’s roots go back 175 years – to the first half of the nineteenth century. Since then, Aegon has grown into an international company, with businesses in more than 20 countries in the Americas, Europe and Asia. Today, Aegon is one of the world’s leading financial services organizations, providing life insurance, pensions and asset management. Aegon’s purpose is to help people achieve a lifetime of financial security. More information on aegon.com.

Contacts
Media relations	Investor relations
Dick Schiethart	Jan Willem Weidema

+31(0) 70 344 8821	+31(0) 70 344 8028
dick.schiethart@aegon.com	janwillem.weidema@aegon.com